Filed Pursuant to Rule 433
dated November 3, 2016
Relating to
Preliminary Prospectus Supplement
dated November 3, 2016 and
Prospectus dated November 18, 2014
Registration Statement No. 333-200352

Final Term Sheet

$700,000,000

Public Service Enterprise Group Incorporated

$400,000,000 1.600% Senior Notes due 2019

$300,000,000 2.000% Senior Notes due 2021

November 3, 2016

Issuer:	Public Service Enterprise Group Incorporated
Trade Date:	November 3, 2016
Settlement Date:	November 8, 2016
Proceeds to Issuer Before Expenses:	$695,762,000
Security:	1.600% Senior Notes due 2019	2.000% Senior Notes due 2021
Ratings*:	Baa2 (positive outlook) by Moody’s Investor Service, Inc. BBB (stable outlook) by S&P Global Ratings	Baa2 (positive outlook) by Moody’s Investor Service, Inc. BBB (stable outlook) by S&P Global Ratings
Security Type:	Senior Unsecured Fixed Rate Notes	Senior Unsecured Fixed Rate Notes
Principal Amount:	$400,000,000	$300,000,000
Maturity Date:	November 15, 2019	November 15, 2021
Coupon:	1.600% per annum	2.000% per annum
Interest Payment Dates:	The 15th of each May and November, beginning May 15, 2017	The 15th of each May and November, beginning May 15, 2017
Redemption Provisions:

At any time prior to the maturity date, at a price equal to the greater of (a) 100% of the principal amount of the 2019 Senior Notes being redeemed and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the 2019 Senior Notes being redeemed that would be due on the maturity date, exclusive of accrued interest to the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points (0.15%), plus any accrued and unpaid interest on the principal amount of the 2019 Senior Notes being redeemed to, but excluding, the redemption date.

At any time prior to October 15, 2021, at a price equal to the greater of (a) 100% of the principal amount of the 2021 Senior Notes being redeemed and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the 2021 Senior Notes being redeemed that would be due if the 2021 Senior Notes matured on October 15, 2021, exclusive of accrued interest to the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points (0.15%), plus any accrued and unpaid interest on the principal amount of the 2021 Senior Notes being redeemed to, but excluding, the redemption date.

At any time on and after October 15, 2021, at a price equal to 100% of the principal amount of the 2021 Senior Notes being redeemed, plus any accrued and unpaid interest on the principal amount of the 2021 Senior Notes being redeemed to, but excluding, the redemption date.

Benchmark Treasury:	1.000% due October 15, 2019	1.250% due October 31, 2021
Benchmark Treasury Yield:	0.960%	1.260%
Re-offer Spread to Benchmark:	68 basis points	78 basis points
Re-offer Yield:	1.640%	2.040%
Price to Public:	99.883% of Principal Amount	99.810% of Principal Amount
CUSIP / ISIN:	744573 AJ5 / US744573AJ58	744573 AK2 / US744573AK22
Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. Wells Fargo Securities LLC	Barclays Capital Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. Wells Fargo Securities LLC
Co-Managers:	CIBC World Markets Corp. Citigroup Global Markets Inc. MFR Securities, Inc. TD Securities (USA) LLC	CIBC World Markets Corp. Citigroup Global Markets Inc. MFR Securities, Inc. TD Securities (USA) LLC

*    Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by calling Barclays Capital Inc. toll-free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

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